UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2009

COMMISSION FILE NUMBER: 001-32169

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Atlas Energy, Inc.

Investment Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Atlas Energy, Inc.

Westpointe Corporate Center

1550 Coraopolis Heights Rd.

2nd Floor

Moon Township, PA 15108

(412) 262-2830

ATLAS ENERGY, INC.

INVESTMENT SAVINGS PLAN

I N D E X

Financial schedules not included are omitted because

of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

Atlas Energy, Inc. Investment Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Atlas Energy, Inc. Investment Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent participant contributions for the year ended December 31, 2009 and assets (held at end of year) as of December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Cleveland, Ohio
June 29, 2010

ATLAS ENERGY, INC.

INVESTMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2009	December 31, 2008
ASSETS
Non-interest bearing cash	$100	$—
Investments, at fair value	37,510,693	20,095,626

Receivables:
Participant contributions	—	274,129
Employer contributions	212,871	165,294
Other	467	1,507

Total receivables	213,338	440,930

Total assets	$37,724,131	$20,536,556

NET ASSETS AVAILABLE FOR BENEFITS	$37,724,131	$20,536,556

See accompanying notes to financial statements.

ATLAS ENERGY, INC.

INVESTMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2009

Contributions:
Employer	$2,014,851
Participants	4,790,041
Rollovers	550,511

7,355,403
Investment income:
Net appreciation in fair value of investments	11,635,969
Interest and dividend income	336,799
Other	12,300

11,985,068

19,340,471

Benefits paid to participants	(2,138,110)
Plan expenses	(14,786)

NET INCREASE	17,187,575

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	20,536,556

End of year	$37,724,131

See accompanying notes to financial statements.

ATLAS ENERGY, INC.

INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Atlas Energy, Inc. Investment Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Merger of Atlas America, Inc. and Atlas Energy Resources, LLC

On September 29, 2009, Atlas America, Inc. completed a merger whereby its subsidiary, Atlas Energy Resources, LLC, became a wholly owned subsidiary. In addition, Atlas America, Inc. changed its name to Atlas Energy, Inc. The Plan also changed its name to the Atlas Energy, Inc. Investment Savings Plan (formally known as the Atlas America, Inc. Investment Savings Plan).

General

The Plan was formed on July 1, 2005 as a defined contribution plan covering all full-time employees of Atlas Energy, Inc. (the “Company” or “Plan Sponsor”) and its subsidiaries. Employees become eligible to participate in the elective deferral portion of the plan beginning on the first day of the month following their date of hire. Employees with one year of service (1,000 hours) are eligible to receive matching and discretionary contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participants may elect to defer up to 100% of their pretax annual compensation, as defined in the Plan document and are subject to annual limitations under the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also make a rollover contribution from other qualified plans or rollover IRAs. Participants direct the investment of their contributions and employer matching contributions into various investment options offered by the Plan.

Each participant is eligible for a matching contribution from the Company equal to 50% of the participant’s elective deferrals, up to a maximum elective deferral of 10% of compensation (as defined) as determined on an annual basis, which is invested as directed by the participant. Employer matching contributions for the year ended December 31, 2009 included $468,820 in Company common stock. In addition to matching contributions, the Company may make discretionary contributions as determined by the Company’s board of directors. The Company did not make any discretionary contributions for the year ended December 31, 2009. Contributions are subject to certain IRC limitations.

ATLAS ENERGY, INC.

INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2009

Investments

The Plan’s investment options included mutual funds, collective trust funds, Atlas Energy, Inc. common stock, and a money market account. As a result of the June 30, 2005 spin-off of Atlas Energy, Inc. (formerly known as Atlas America, Inc.) from Resource America, Inc. (“Resource”) (the former parent of the Company), the Plan received 111,500 shares of Resource (106,776 shares held at December 31, 2009). The Plan does not permit participants to direct any portion of their existing account balance or current contributions to Resource common stock. Furthermore, participants who choose to sell their Resource stock are not permitted to sell less than 100% of their holdings.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollover contributions, the Company’s matching contributions, an allocation of the Company’s discretionary contribution (if any), and actual investment earnings or losses. Company discretionary contributions are allocated based on a participant’s compensation as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions, plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portions of their accounts is based on years of continuous service. A participant vests at the rate of 20% per year and is 100% vested after five years of credited service. Employer contributions are fully vested upon death of the participant.

Forfeitures

Forfeited amounts are available to reduce future employer contributions and to pay Plan expenses. As of December 31, 2009 and 2008, the balance of accumulated forfeitures was $60,622 and $12,528, respectively. For the year ended December 31, 2009, forfeited non-vested amounts totaled $97,788. During the year ended December 31, 2009, $56,321 was used for employer contributions and $217 was paid for administrative expenses from forfeited non-vested amounts.

Payment of Benefits

Participants generally receive the value of the vested interest in their account as a lump sum distribution upon reaching the normal retirement age of 65. There are additional payment provisions for participants who work beyond normal retirement age or who terminate employment prior to reaching normal retirement age.

ATLAS ENERGY, INC.

INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2009

Participant Loans

The Plan allows participants to borrow any amount up to 50% of their vested account balance, up to a maximum of $50,000 minus their highest outstanding loan amount during the prior twelve months. Participants may elect a repayment term of up to 60 months with longer terms available when the loan is used for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1% (ranging from 4.25% to 9.25%) at the time the loan is made. At December 31, 2009 and 2008, participant loans outstanding were $615,827 and $503,399, respectively. Principal and interest is paid ratably through bi-weekly payroll deductions or directly to the Plan.

Investment Management Fees and Operating Expenses

Investment management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are reflected as a component of net appreciation (depreciation) in fair value of investments.

Administrative Expenses

The Company has the option, but not the obligation, to pay administrative expenses of the Plan. During the year ended December 31, 2009, the Company paid Plan administrative expenses totaling approximately $241,000. In addition, certain administrative functions were performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan, nor is the Plan charged by the Company for these services. Fees related to administration of a participant’s loan are deducted from the participant’s applicable account.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) as applied to defined contribution plans, and in accordance with the terms of the Plan document. A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts of plan assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported increases and decreases of plan assets during the reporting period. Actual results could differ from those estimates.

ATLAS ENERGY, INC.

INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2009

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Valuation of Investments

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 – Fair Value Measurements.

Income Recognition

Net appreciation (depreciation) in fair value of investments represents all realized and unrealized gains and losses on investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. See Note 3—Fair Value Measurements.

Payment of Benefits

Benefits are recorded when paid.

Recently Issued and Adopted Accounting Standards

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2009-01, “Topic 105 – Generally Accepted Accounting Principles Amendments Based on Statement of Financial Accounting Standards No. 168—The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (“Update 2009-01”). Update 2009-01 establishes the FASB Accounting Standards Codification (“ASC”) as the single source of authoritative U.S. generally accepted accounting principles recognized by the FASB to be applied by nongovernmental entities. The ASC supersedes all existing non-Securities and Exchange Commission accounting and reporting standards. Following the ASC, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, the FASB will issue Accounting Standards Updates, which will serve only to update the ASC. The ASC became effective for the Plan’s December 31, 2009 financial statements and the disclosures contained herein are in compliance with the requirements of the ASC.

In September 2009, the FASB issued ASC Update 2009-12, “Fair Value Measurements and Disclosures (Topic 820) — Investment in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent)” (“Update 2009-12”). Update 2009-12 permits, as a practical expedient, a reporting entity to estimate the fair value of an investment within its scope using net asset value per share of the investment (or its equivalent) without adjustment, as long as the net asset value is calculated as of the reporting entity’s measurement date in a manner consistent with the measurement principles of FASB ASC Topic Financial Services – Investment Companies. Update 2009-12 also requires certain disclosures about the attributes of investments

ATLAS ENERGY, INC.

INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2009

measured at net asset value, such as the nature of any restrictions on the investor’s ability to redeem its investment at the measurement date or any unfunded capital commitments. The Plan has adopted this guidance for the year ended December 31, 2009 (See Note 3). The adoption of this guidance had no effect on the statements of net assets available for benefits or the statement of changes in net assets available for benefits.

In February 2010, the FASB issued ASU No. 2010-09, Amendments to Certain Recognition and Disclosure Requirements (“ASU 2010-09”), which addresses certain implementation issues related to an entity’s requirement to perform and disclose subsequent event procedures. The ASU: (1) exempts entities that file their financial statements with, or furnish them to, the SEC from disclosing the date through which subsequent events procedures have been performed and (2) clarifies the circumstances in which an entity’s financial statements would be considered restated and in which the entity would therefore be required to update its subsequent events evaluation since the originally issued or available to be issued financial statements. ASU 2010-09 became effective immediately upon issuance, and the Plan adopted its disclosure requirements within this Form 11-K for the year ended December 31, 2009.

In April 2009, the FASB issued FASB Staff Position No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, which was codified in ASC 820, “Fair Value Measurements and Disclosures. This guidance applies to all fair value measurements and provides additional clarification on estimating fair value when the market activity for an asset has declined significantly, provides additional information on circumstances that may indicate that a transaction is not orderly, and also requires an entity to disclose a change in valuation technique and related inputs to the valuation calculation and to quantify its effects, if practicable. In addition, the guidance also expanded disclosures and required that major categories of debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments. This guidance is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Plan adopted this guidance for the year ended December 31, 2009, and its adoption did not have an impact on the statements of net assets available for benefits or the statement of changes in net assets available for benefits.

New Accounting Standard Not Yet Adopted

In January 2010, the FASB issued ASC Update 2010-06, “Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements” (“Update 2010-06”). Update 2010-06 requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 of the fair value hierarchy and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. Update 2010-06 is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years. The Company does not expect the adoption of this guidance will have a material impact on the Plan’s financial statements and disclosures.

ATLAS ENERGY, INC.

INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2009

NOTE 3 – FAIR VALUE MEASUREMENTS

The Plan follows the fair value accounting guidance which establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1	–	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	–	Inputs to the valuation methodology include:

•   Quoted prices for similar assets or liabilities in active markets;

•   Quoted prices for identical or similar assets or liabilities in inactive markets;

•   Inputs other than quoted prices that are observable for the asset or liability;

•   Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	–	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

As referenced in Note 2, “Summary of Accounting Policies,” in accordance with ASU 2009-12, the Plan expanded its disclosures to include the category, fair value, redemption frequency, and other information for the collective trust funds whose fair value is permitted, as a practical expedient, to be estimated using the net asset value (“NAV”) per share.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Money Market accounts: Valued at a net asset value (“NAV”) of $1.00 per share held by the Plan at year-end.

Mutual funds: Valued at the NAV of shares held by the Plan at year-end.

ATLAS ENERGY, INC.

INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2009

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Collective Trust Funds: Composed of three non-benefit responsive investment funds. Investments in these collective trust funds are valued at the NAV of the units held by the Plan which are based on the quoted market prices of the underlying securities of the funds. All investments in this category can be redeemed daily, have a daily redemption notice period, and have no unfunded commitments. The investments underlying the collective trust funds primarily include domestic equities and domestic fixed income securities. In the event that a collective trust fund initial valuation is not deemed representative of market value, the trustee or its advisors may make adjustments as approved by the respective trustee board of directors to achieve a price believed to be more reflective of fair value.

Participant loans: Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

ATLAS ENERGY, INC.

INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2009

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2009 and 2008:

	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
December 31, 2009
Money market accounts	$2,001,189	$—	$—	$2,001,189
Collective trust funds-Index funds( i)	—	2,062,381	—	2,062,381
Mutual funds:
Growth funds	4,368,292	—	—	4,368,292
Value funds	3,833,539	—	—	3,833,539
Blended funds	3,212,024	—	—	3,212,024
International funds	2,032,439	—	—	2,032,439
Fixed income funds	4,208,916	—	—	4,208,916

Total mutual funds	17,655,210	—	—	17,655,210
Common stocks:
Atlas Energy, Inc.	14,744,711	—	—	14,744,711
Resource America, Inc.	431,375	—	—	431,375

Total common stocks	15,176,086	—	—	15,176,086
Participant loans	—	—	615,827	615,827

Total investments, at fair value	$34,832,485	$2,062,381	$615,827	$37,510,693

	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
December 31, 2008
Money market accounts	$1,558,325	$—	$—	$1,558,325
Mutual funds	10,700,815	—	—	10,700,815
Common stocks	6,231,633	—	—	6,231,633
Collective trust funds	—	1,101,454	—	1,101,454
Participant loans	—	—	503,399	503,399

Total investments, at fair value	$18,490,773	$1,101,454	$503,399	$20,095,626

( i )	The collective trust funds are all index based funds and include the following:

•	Merrill Lynch Equity Index Trust II – index fund which includes investments that seek to replicate the total return and composition of the S&P 500 Index.

•

Merrill Lynch Mid-Cap Index Trust I – index fund which includes investments that seek to replicate the total return and composition of the S&P Mid-Cap 400 Index, which is a market-weighted index, composed of 400 common stocks issued by mid-capitalization companies in a wide range of businesses.

•

NTGI QM CT Aggregate Bond Index Tier Q– index fund which represents the Northern Trust Global Investment Quantitative Management Collective Daily Aggregate Bond Index Fund, which invests in fixed income securities that seeks to provide investment results that approximate the overall performance of the Barclays Capital Aggregate Bond Index (formally the Lehman Aggregate Bond Index).

ATLAS ENERGY, INC.

INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2009

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 investments for the year ended December 31, 2009:

	Participant Loans
	2009	2008
Balance, beginning of year	$503,399	$479,379
Issuances, repayments, and settlements (net)	112,428	24,020

Balance, end of year	$615,827	$503,399

NOTE 4 – INVESTMENTS

The fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits at either December 31, 2009 or December 31, 2008 were as follows:

	December 31, 2009	December 31, 2008
Merrill Lynch Retirement Reserves Money Fund	$2,001,189	$1,558,325
Merrill Lynch Equity Index Trust II	$1,912,039	$1,097,154
Mainstay Large Cap Growth Fund A	$3,562,808	$2,318,388
Eaton Vance Large Cap Value Fund A	$2,078,218	$1,338,486
Hartford Capital CL R4	$2,954,899	$1,890,461
PIMCO Total Return Fund CL A	$2,101,593	$1,483,148
Atlas Energy, Inc. – 489,207 and 390,867 common shares	$14,744,711	$5,804,374

Net Appreciation in Fair Value of Investments

During the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

Common Stocks:
Atlas Energy, Inc.	$7,736,978
Resource America, Inc.	8,889

7,745,867
Mutual funds	3,467,977
Collective trust funds	422,125

$11,635,969

ATLAS ENERGY, INC.

INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2009

NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan assets are invested in shares of common stock of Atlas Energy, Inc., the Plan Sponsor. The Plan held 489,207 and 390,867 shares of Atlas Energy, Inc. common stock at December 31, 2009 and 2008, respectively. During the year ended December 31, 2009, Atlas Energy, Inc. common stock appreciated in value by $7,736,978. Also, as a result of the Company’s spin-off from Resource, the Plan held 106,776 and 106,815 shares of Resource America, Inc. common stock at December 31, 2009 and 2008, respectively. During the year ended December 31, 2009, the Resource America, Inc. common stock appreciated in value by $8,889. See Note 8 – Risks and Uncertainties.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

Certain Plan investments are shares or units of mutual funds, collective trust funds and a money market managed by Merrill Lynch, the trustee, and therefore, these transactions qualify as party-in-interest transactions.

NOTE 6 – TAX STATUS

The Internal Revenue Service (“IRS”) has issued an opinion letter dated March 31, 2008 stating that the prototype plan used by the Plan was designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan administrator believes that the Plan is designed and being operated in compliance with the applicable provisions of the IRC.

NOTE 7 – PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

NOTE 8 – RISKS AND UNCERTAINTIES

The Plan provides for various investment options in common stock, mutual funds, collective trust funds, and money market funds. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. See Note 4 – Investments. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances. As of December 31, 2009 and 2008, 39% and 28%, respectively, of the Plan’s assets were invested in the common stock of Atlas Energy, Inc.

ATLAS ENERGY, INC.

INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

December 31, 2009

NOTE 9 – PROHIBITED TRANSACTIONS

During the period from October 1, 2006 through December 31, 2009, the Plan Sponsor failed to timely deposit certain participant contributions (aggregating approximately $804,000) within the timeframe required by the United States Department of Labor (“DOL”) regulations. As such, these late deposits are considered prohibited transactions. All late deposits have been contributed to the Plan, and the Plan Sponsor has credited participant accounts for lost interest as a result of the delay in remitting contributions.

NOTE 10 – UNREGISTERED SHARES OF ATLAS ENERGY, INC. COMMON STOCK

In connection with the transfer effective on October 1, 2008 to Merrill Lynch as the Plan’s new trustee, the Company discovered that it had inadvertently failed to file with the Securities and Exchange Commission, a registration statement on Form S-8 relating to Atlas Energy, Inc. common stock issued through the Plan.

During the plan years ended September 30, 2005 through 2008, the Plan permitted participants to elect to invest all or a portion of their employee and employer matching contributions and account balances in Atlas Energy, Inc. common stock. Since the Company should have filed a Form S-8 to register share transactions in the Plan since 2005, the Company may be deemed to have inadvertently failed to register transactions in the Plan relating to up to approximately 107,630 pre-split shares (159,617 post-split shares) (the “Shares”). On November 26, 2008, the Company filed a registration statement on Form S-8 to register shares for future issuance in connection with the Plan. Nonetheless, the Company may be subject to civil and other penalties by regulatory authorities as a result of the failure to register these transactions.

The failure to file the registration statement noted above was inadvertent, and as such, the Company has always treated the Atlas Energy, Inc. shares issued and held under the Plan as outstanding for financial reporting purposes. Consequently, these unregistered shares do not represent any additional dilution. The Company believes that historically it has always provided the employee-participants in the Plan with the same information they would have received had the registration statement been filed. The Company remains contingently liable related to any recision rights of the original purchasers of the Shares. There has been no recision of the shares by any of the original purchasers as of June 29, 2010.

ATLAS ENERGY, INC.

INVESTMENT SAVINGS PLAN

SCHEDULE H, LINE 4a –

SCHEDULE OF

DELINQUENT PARTICIPANT CONTRIBUTIONS

For the Year Ended December 31, 2009

Employer Identification Number 51-0404430

Plan Number: 001

Participant Contributions Transferred Late To Plan	Total that Constitute Non-exempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Contributions Not Corrected(1)	Contributions Corrected Outside of VFCP	Contributions Pending Correction In VFCP

$804,000	$30,000	$774,000	$—	$—

(1)	The Plan Sponsor remitted the participant contributions to the Plan, however, any lost earnings had not yet been remitted as of December 31, 2009, and thus the delinquent deposits have not been fully corrected.

SUPPLEMENTAL SCHEDULE

ATLAS ENERGY, INC. - INVESTMENT SAVINGS PLAN

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2009

Employer Identification Number: 51-0404430

Plan Number: 001

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Atlas Energy, Inc. (Nasdaq: ATLS)	Common Stock, 489,207 Shares	$14,744,711
*	Resource America, Inc. (Nasdaq: REXI)	Common Stock, 106,776 Shares	431,375
*	Merrill Lynch Retirement Reserves Money Fund	Money Market	2,001,189
*	Merrill Lynch Equity Index Trust II	Collective Trust	1,912,039
*	Merrill Lynch Mid Cap Index Trust	Collective Trust	49,316
	NTGI QM CT Aggregate Bond Index Tier Q	Collective Trust	101,026
	Aberdeen Developing Markets A	Mutual Fund	60,072
	Invesco Real Estate Fund CL A	Mutual Fund	46,494
	Alger Capital Appreciation A	Mutual Fund	50,005
	Alliance Bernstein Int Growth A	Mutual Fund	201,300
	Allianz NFJ Small Cap Value CL A	Mutual Fund	1,454,758
	American Cap World Growth & Income R3	Mutual Fund	1,631,479
	American Cent Gov Bd Fund Avd CI	Mutual Fund	848,893
	American Cent Vista Fund Adv CI	Mutual Fund	1,158,904
*	Blackrock Global Growth A	Mutual Fund	19,881
*	Blackrock HL SC Opp A Fund	Mutual Fund	39,784
	Columbia Mid Cap Value Fund A	Mutual Fund	196,044
	Columbia US Treasury CL A	Mutual Fund	51,896
	Columbia Value and CL A	Mutual Fund	21,218
	Davis Series Financial Fund CL A	Mutual Fund	9,666
	Eaton Vance Large Cap Value Fund A	Mutual Fund	2,078,218
	Hartford Capital CL R4	Mutual Fund	2,954,899
	Jennison Natural Resources Fund	Mutual Fund	112,798
	Loomis Sayles Invt Grade A	Mutual Fund	47,630
	Mainstay Large Cap Growth Fund A	Mutual Fund	3,562,808
	MFS Utilities Fund CL A	Mutual Fund	8,965
	Pimco Total Return Fund CL A	Mutual Fund	2,101,593
	Seligman Comm & Info Fund CL A	Mutual Fund	31,542
	Sentinel Small Company Fund A	Mutual Fund	57,735
	Thornburg International	Mutual Fund	66,981
	InvescoVan Kampen Mid Cap Growth Fund A	Mutual Fund	43,323
	Invesco Van Kampen Small Cap Growth A	Mutual Fund	583,095
	InvescoVan Kampen Small Cap Value Fund	Mutual Fund	117,996
	Victory Diversified Stock Fund	Mutual Fund	22,897
	Victory Established	Mutual Fund	74,336
*	Participants’ Loans	4.25% - 9.25%	615,827

			$37,510,693

*	Represents a party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ATLAS ENERGY, INC.
INVESTMENT SAVINGS PLAN

Date: June 29, 2010	By:	/S/ ROBIN D. HARRIS
Robin D. Harris
Plan Administrator